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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                 SuperGen, Inc.
                                (Name of Issuer)

                               Common Stock, $.001
                         (Title of Class of Securities)

                                   868059 10 6
                                 (CUSIP Number)

                               September 21, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

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                                       13G

CUSIP NO. 868059 10 6

1.   Name of reporting persons MGI PHARMA, Inc.
     I.R.S. Identification Nos. of above persons (entities only): 41-1364647

2.   Check the appropriate box if a member of a group

          (a) [ ]
          (b) [ ]

3.   SEC use only

4.   Citizenship or place of organization: Minnesota

Number of shares beneficially owned by each reporting person with

5.   Sole voting power          4,000,000

6.   Shared voting power                0

7.   Sole dispositive power     4,000,000

8.   Shared dispositive power           0

9.   Aggregate amount beneficially owned by each reporting person   4,000,000

10.  Check if the aggregate amount in Row (9) excludes certain shares [ ]

11.  Percent of class represented by amount in Row 9   8.8%

12.  Type of reporting person   CO

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Item 1(a)-(b). Name and principal executive office of issuer:

     SuperGen, Inc.
     4140 Dublin Boulevard, Suite 200
     Dublin, CA 94568

Item 2(a)-(c). Name, principal executive office and citizenship of person filing:

     MGI PHARMA, Inc., a Minnesota corporation
     5775 West Old Shakopee Road, Suite 100
     Bloomington, MN 55437

Item 2(d). Title of class of securities: Common Stock, $.001 par value

Item 2(e). CUSIP No.: 868059 10 6

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Not Applicable

Item 4. Ownership

     (a)   Amount beneficially owned:                                 4,000,000
     (b)   Percent of class:                                                8.8%
     (c)   Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                  4,000,000
     (ii)  Shared power to vote or to direct the vote:                        0
     (iii) Sole power to dispose or to direct the disposition of:     4,000,000
     (iv)  Shared power to dispose or to direct the disposition of:           0

Item 5. Ownership of 5 percent or Less of a Class   Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

     Not Applicable

Item 8. Identification and Classification of Members of the Group

     Not Applicable

Item 9. Notice of Dissolution of Group   Not Applicable

Item 10. Certification

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     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2004


                                         /s/ William C. Brown
                                         ---------------------------------------
                                         Signature

                                         William C. Brown
                                         Executive Vice President and CFO
                                         Name/Title